UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 777512, Israel

(+972) (2) 586-4657
Israel 74036

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On August 4, 2015, Intec Pharma Ltd. issued a press release announcing the pricing of its initial public offering in the United States of 5,025,000 of its ordinary shares at a price to the public of $6.00 per ordinary share, before underwriting discounts and commissions. In addition, Intec Pharma Ltd. has granted the underwriters a 45-day option to purchase up to an additional 753,750 ordinary shares at the public offering price. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated August 4, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.

Date: August 4, 2015
	By:	/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer